

November 21, 2013

<u>Via E-mail</u>
John Falhberg
President
TravelSafe, Inc.
12926 Morehead
Chapel Hill, NC 27517

> **Re:** **TravelSafe, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 14, 2013**
> **File No. 333-191443**

Dear Mr. Falhberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 from our letter dated October 24, 2013 and reissue. While you may have taken steps in the development of your business plan by contacting potential service providers, senior centers and marketing channels, we note that the company has no revenues, no contracts or agreements with potential service providers, no clients and no employees apart from your sole officer and director who devotes only 10 hours per week to the business. Given your lack of operations, please revise your registration statement to clearly identify the company as a shell company. Identify all selling shareholders as underwriters without qualification and fix the sales price to the public for the duration of the offering.

John Falhberg
TravelSafe, Inc.
November 21, 2013
Page 2

Prospectus Cover Page

2. We note your response to comment 2 and reissue as it appears you are a shell company. Please revise your disclosure to highlight the limitations on resales of securities purchased in this offering. Review the disclosure (here and elsewhere) to make clear that resales of the company's shares are not permitted under Rule 144(i) until 12 months after the company is no longer a shell company.

Prospectus Summary, page 1

3. We note your revision in response to our comment 3. Instead of revising the heading you changed to "Plan," please revise the first sentence of your disclosure under this heading to clarify that you "plan" to be in the business you identify.

Directors, Executive Officers, Promoters and Control Persons, page 26

4. We note your response to comment 15. Please also disclose the dates that Mr. Falhberg worked at the companies mentioned in his biography.

5. We note your response to comment 16. Please disclose that The Golf Alliance Corporation. (n/k/a Inception Mining Inc.) and New Age Translation Inc. (n/k/a InfoLogix Inc.) were development stage companies and that the acquisitions were reverse mergers.

You may contact Robert Shapiro, Staff Accountant, 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC